File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

Alea

VIA FEDERAL EXPRESS

05010426

SEC MAIL PROCESSING
RECEIVED
AUG 11 2005
WASH, D.C. 190 SECTION

SUPPL

August 10, 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since May 19, 2005, the date of the Company's initial application to the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange, including Shareholders' Annual General Meeting results and Trading Update; Announcement of Dividend Currency, Six month block listing return dated June 17, 2005

2. Updated list of information required to be made public on an ongoing basis

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President and Group Secretary

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	AGM Statement
Released	07:00 03-Jun-05
Number	1064N

RNS Number:1064N
Alea Group Holdings(Bermuda) Ltd
03 June 2005

3 June 2005

Alea Group Holdings (Bermuda) Ltd

AGM TRADING UPDATE

Alea sees profitable underwriting & normal claims development

HAMILTON, Bermuda: Alea Group Holdings (Bermuda) Ltd released the following trading statement after the conclusion of the Group's Annual General Meeting held on Thursday 2 June 2005.

John Reeve, the Chairman of the Board of Directors, commented: "Alea continues to benefit from the current favourable market environment. Underwriting conditions in our core speciality insurance and reinsurance businesses continue to present profitable opportunities, with average rate (weighted premium price net of loss trend) decreases of 2% for the period up to 30 April 2005. Terms and conditions remain stable. In order to achieve our underwriting profitability hurdles we will continue our programme of strategic exits from lines of business that we believe may be susceptible to rate deterioration over the next 24 months."
Mark L. Ricciardelli, Chief Executive Officer, commented "We continue to monitor claims activity extremely closely and have not experienced any unusual reserve development in the first five months of the year. We remain comfortable that our reserve position is appropriately balanced. Previously announced pre-tax losses from Windstorm Erwin in January remain at our initial $20 million to $25 million estimate. We believe Alea is today in the strongest capital position in its history. We are focused on executing our strategic plan, and are well positioned to achieve our long-term goal of a 12% to 15% return on equity."

Alea will release a pre-close period trading update and a statement on the impact of IFRS on its results for the year ended 31 December 2004 on 8 July 2005. A presentation on these subjects and an analysis of the strategy of Alea's specialty US insurance business will take place on the same date in the London Underwriting Centre from 10am to 12am BST.

File No. 82-34885

Alea's interim results for the six months ending 30 June 2005 will be announced on 8 September 2005.

For further information please contact:

Media:	Keith Anderson +1 860 258 6550
Analysts & Investors:	Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. Alea is publicly traded on the London Stock Exchange under the ticker 'ALEA'. For more information on Alea, see www.aleagroup.com.

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

File No. 82-34885

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The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Dividend Declaration
Released	07:00 08-Jun-05
Number	2754N

RNS Number:2754N
Alea Group Holdings(Bermuda) Ltd
07 June 2005

Dividend currency

On 16 March 2005 Alea Group Holdings (Bermuda) Ltd. proposed a final dividend of $0.07 per share, which was subsequently approved by shareholders on 2 June 2005. The dividend is payable on 10 June 2005 to those shareholders on the share register on 13 May 2005.

Shareholders who have elected to receive their dividends in British Pounds or Swiss Francs will receive an interim dividend per share of £0.0382 or CHF0.0840 respectively based on the exchange rates prevailing on 20 May 2005. The prevailing exchange rates on 20 May 2005 were 1US Dollar to £0.546 and 1US Dollar to CHF1.200.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Response to a AM Best
Released	07:00 10-Jun-05
Number	4021N

RNS Number:4021N
Alea Group Holdings(Bermuda) Ltd
10 June 2005

10 June 2005

Alea Responds To Rating Agency Actions And Regulatory Inquiry

HAMILTON, Bermuda: Alea Group Holdings (Bermuda) Ltd., the specialty insurer and reinsurer, today announced that it has been notified that AM Best is placing its financial strength rating of A- (Excellent) and its issuer credit rating of a- under review with negative implications.

Alea is currently in discussions with AM Best, who have indicated that it will require the company to significantly increase its capital to maintain its rating.

"We are disappointed with AM Best's decision," stated Mark L. Ricciardelli, Chief Executive Officer. "Nonetheless, Alea is considering the most appropriate and expedient method for addressing AM Best's concerns and to maintaining its ratings, which would include raising additional capital, the exact form of which we will begin discussing with our financial advisors."

In an unrelated development, Alea also announced that on June 9, 2005, in connection with an industry-wide investigation, it received a subpoena from the Securities and Exchange Commission for documents relating to certain non-traditional, or loss mitigation, insurance products. Alea intends to fully cooperate in responding.

For further information please contact:

Media:
Keith Anderson +1 860 258 6550

Analysts & Investors:
Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea, see www.aleagroup.com.

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 17-Jun-05
Number	6156N

RNS Number:6156N
Alea Group Holdings(Bermuda) Ltd
17 June 2005

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company ALEA GROUP HOLDINGS (BERMUDA) LTD.
2. Name of scheme
   1. 2002 Stock Purchase and Option Plan
   2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T.Delaney
   3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company

3. Period of return: From 18/12/04 to 17/06/05

4. Number and class of share(s) (amount of stock/debtsecurity) not issued under scheme at the beginning of the period
   1. 6,573,568
   2. 26,964
   3. 464,340

5. Number of shares issued/allotted under scheme during period:
   1. 0
   2. 6,741
   3. 0

6. Balance under scheme not yet issued/allotted at end of period
   1. 6,573,568
   2. 20,223
   3. 464,340

7. Number and class of share(s)(amount of stock/debt securities) originally listed and the date of admission;
   1. 6,573,568 admitted 22/6/04
   2. 40,446 admitted 22/6/04
   3. 464,340 admitted 5/8/04

Please confirm total number of shares in issue at the end of the period in order for us to update our records

173,753,959 shares on 17 June 2005

Contact for queries:
Name: Nicholas R. Watson
Telephone: 0207 621 3177

Address:
The Corn Exchange
55 Mark Lane
London EC3R 7NE

Person making return
Name: Nicholas R. Watson
Position: Deputy General Counsel
Signature:

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	16:45 27-Jun-05
Number	1092O

RNS Number:1092O
Alea Group Holdings(Bermuda) Ltd
27 June 2005

Alea Group Holdings (Bermuda) Ltd
27 June 2005

"On 27 June 2005 Alea Group Holdings (Bermuda) Ltd. bought 17,720 of its own common shares for cancellation at a price of 170.37p each and 9,954 of its own common shares for cancellation at a price of 174.75p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 173,726,285 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Pre-close Statement
Released	07:00 08-Jul-05
Number	6526O

RNS Number:6526O
Alea Group Holdings(Bermuda) Ltd
08 July 2005

Alea provides an update on capital raising and trading conditions

BERMUDA (8 July 2005) - Alea Group Holdings (Bermuda) Ltd ("Alea", or "the Group") the specialty insurer and reinsurer, today provides an update on its capital raising initiatives and trading conditions for the first half of 2005 before entering close period ahead of reporting its interim results on 31 August 2005.

Comment from Mark L. Ricciardelli, Chief Executive Officer:

"The market environment and our current book of business is performing in-line with our AGM update of June 2 and our expectations.

We are working on a definitive proposal to address AM Best's previously announced concerns and continue to work actively with our advisors."

Investor presentation and conference call

There will not be an investor presentation and conference call today.

Notes to editors:

1. Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea, see www.aleagroup.com.

For further information please contact:

Media: Keith Anderson
+1 860 258 6550

Analysts & Investors: Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. Alea is publicly traded on the London Stock Exchange under the ticker 'ALEA'. For more information on Alea, see www.aleagroup.com.

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation,

File No. 82-34885

statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	IFRS Statement
Released	07:00 08-Jul-05
Number	6532O

RNS Number:6532O
Alea Group Holdings(Bermuda) Ltd
08 July 2005

8 July 2005

Alea Group Holdings (Bermuda) Ltd

Impact of IFRS on year ended 31 December 2004 financial performance

Hamilton, Bermuda: Alea Group Holdings (Bermuda) Ltd ("Alea"), the Specialty Insurer and Reinsurer today announced that, as previously indicated, the impact of International Financial Reporting Standards ("IFRS") on its net assets for the 12 months ended 31 December 2004 is minimal.

Summary of changes:

- Net asset value per share increases by 1% to £2.13(1) ($4.10) primarily reflecting a timing difference relating to dividends.
- Loss after tax reduces by $1.4 million to $4.3 million.
- The combined ratio is unchanged, although some reclassification occurs between claims and expense ratios, including interest charged on funds withheld (classified as other technical charges in UK GAAP).
- Income on investments accounted for on an available-for-sale basis. Longer-term investment return no longer disclosed. Reclassification of unrealised gains and losses to equity decreases loss after tax by $1.3 million.
- A one-off elimination of set-up costs under UK GAAP reduces net assets by $6.6 million.

The below table summarises the differences between Alea's financial statements for the 12 months ended 31 December 2004.

	UK GAAP (as previously reported)	IFRS	
Net assets per share (£) (1,2)	£2.10	£2.13	+1%
Loss on ordinary activities after tax ($m)	$(5.7)m	$(4.3)m	+25%
Expense ratio	33.8%	32.4%	+1.4 pts
Loss ratio	70.4%	71.8%	-1.4 pts
Combined ratio	104.2%	104.2%	-

(1): At 31 December 2004 exchange rate of £1=$1.93
(2): Undiluted

The implementation of IFRS is a technical accounting change and, therefore, does not affect the fundamentals of how the business is run. Key performance metrics will continue to include net written premium, combined ratio and profit after tax.

For further information please contact:

Media:	Keith Anderson	+1 860 794 0284
Analysts & Investors:	Peter Brown	+44 20 7621 3383
Financial Dynamics	Robert Bailhache	+44 20 7269 7200

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea, see www.aleagroup.com.

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

Alea Group Holdings (Bermuda) Ltd
IFRS financial information

Alea Group Holdings (Bermuda) Ltd
IFRS Consolidated Income Statement
Year ended 31 December 2004

	$m
Revenue	
Premium revenue	1,468.6
Premium ceded to reinsurers	(286.5)
Net insurance premium revenue	1,182.1

Fee income	4.2
Investment income	68.6
Net realised gains on financial assets	5.3
Total revenue	1,260.2
Expenses	
Insurance claims and loss adjustment expenses	1,024.2
Insurance claims and loss adjustment expenses recovered from reinsurers	(174.8)
Net insurance claims	849.4
Acquisition costs	315.2
Other operating expenses	71.9
Total expenses	1,236.5
Results of operating activities	23.7
Finance costs	(11.6)
Profit before income tax	12.1
Total income tax expense	(16.4)
Loss on ordinary activities after income tax	(4.3)

Earnings per share for loss attributable to the equity holders of the company during the year

Basic	$(0.02)
Diluted	$(0.02)

Alea Group Holdings (Bermuda) Ltd
IFRS Consolidated Balance Sheet
As at 31 December 2004

	$m
ASSETS	
Property, plant and equipment	13.6
Intangible assets including intangible insurance assets	207.8
Equity securities	
- available for sale	0.9
Debt securities	
- available for sale	2,014.8
Loans and receivables including insurance receivables	893.4
Deferred income tax	28.7
Reinsurance contracts	1,047.0
Cash and cash equivalents	193.6
Total assets	4,399.8
LIABILITIES	
Insurance contracts	2,878.8
Borrowings	296.4
Derivative financial instruments	0.1
Provisions for other liabilities and charges	31.1

Trade and other payables	472.4
Current income tax liabilities	4.6
Total liabilities	3,683.4
Net assets	716.4

EQUITY
Capital and reserves attributable to the Company's equity holders

Share capital	1.7
Other reserves	724.5
Retained earnings	(9.8)
Total equity	716.4

Alea Group Holdings (Bermuda) Ltd
Notes to the IFRS financial information
Year ended 31 December 2004

Reconciliation of Income Statement for the year ended 31 December 2004

	Previously reported under UK GAAP $m	Total effect of transition to IFRS $m	Restated under IFRS $m
Premium revenue	1,468.6		1,468.6
Premium ceded to reinsurers	(286.5)		(286.5)
Net insurance premium revenue	1,182.1	0.0	1,182.1
Fee income	4.2		4.2
Investment income	76.4	(7.8)	68.6
Net realised gains on financial assets	(4.5)	9.8	5.3
Total net income	1,258.2	2.0	1,260.2
Insurance claims and loss adjustment expenses	1,023.6	0.6	1,024.2
Insurance claims and loss adjustment expenses recovered from reinsurers	(174.8)		(174.8)
Net insurance benefits and claims	848.8	0.6	849.4
Acquisition costs	274.8	40.4	315.2
Other operating expenses	111.7	(39.8)	71.9
Total expenses	1,235.3	1.2	1,236.5
Results of operating activities	22.9	0.8	23.7
Finance costs	(12.0)	0.4	(11.6)
Profit before income tax	10.9	1.2	12.1

Income tax expense	(16.6)	0.2	(16.4)
Loss on ordinary activities after income tax	(5.7)	1.4	(4.3)

Alea Group Holdings (Bermuda) Ltd
Notes to the IFRS financial information
Year ended 31 December 2004

Analysis of adjustments to the Income Statement for the year ended 31 December 2004

	(i)	(ii)	(iii)	(v)	(vi)	
	IFRS 2 Share based Payments $m	IFRS 4 Insurance Contracts $m	IAS 1 Presentation of financial Statements $m	IAS 21 The Effects of changes in Foreign Exchange Rates $m	IAS 32 / 39 Financial Instruments $m	Total effect of transition to IFRS $m
Premium revenue						
Premium ceded to reinsurers						
Net insurance premium revenue						0.0
Fee income						
Investment income					(7.8)	(7.8)
Net realised gains on financial assets				(0.1)	9.9	9.8
Total net income				(0.1)	2.1	2.0
Insurance claims and loss adjustment expenses		0.6				0.6
Insurance claims and loss adjustment expenses						

recovered from reinsurers						
Net insurance benefits and claims		0.6				0.6
Acquisition costs	0.1		40.3			40.4
Other operating expenses	0.5		(40.3)			(39.8)
Total expenses	0.6	0.6	0.0			1.2
Results of operating activities	(0.6)	(0.6)	0.0	(0.1)	2.1	0.8
Finance costs				0.4		0.4
Profit before tax	(0.6)	(0.6)	0.0	0.3	2.1	1.2
Income tax expense				(0.3)	0.5	0.2
Loss after tax	(0.6)	(0.6)	0.0	0.0	2.6	1.4

Alea Group Holdings (Bermuda) Ltd
Notes to the IFRS financial information
Year ended 31 December 2004

Reconciliation of Balance Sheet as at 31 December 2004

	Previously reported under UK GAAP $m	Adjustment to UK GAAP(1) $m	Adjusted UK GAAP $m	Total effect of transition to IFRS $m	Restated under IFRS $m
ASSETS					
Property, plant and equipment	13.6		13.6		13.6
Intangible assets including intangible insurance assets	207.7		207.7	0.1	207.8
Equity securities:					
- available for sale	0.9		0.9		0.9
Debt securities:					
- available for sale	2,014.7		2,014.7	0.1	2,014.8
Loans and receivables including insurance receivables	868.1	(6.6)	861.5	31.9	893.4
Deferred income tax	30.6		30.6	(1.9)	28.7
Reinsurance contracts	829.0		829.0	218.0	1,047.0

Cash and cash equivalents	193.6		193.6		193.6
Total assets	4,158.2	(6.6)	4,151.6	248.2	4,399.8
LIABILITIES					
Insurance contracts	2,667.0		2,667.0	211.8	2,878.8
Borrowings	296.4		296.4		296.4
Derivative financial instruments	0.0		0.0	0.1	0.1
Provisions for other liabilities and charges	31.1		31.1		31.1
Trade and other payables	452.7		452.7	19.7	472.4
Current income tax liabilities	4.6		4.6		4.6
Total liabilities	3,451.8		3,451.8	231.6	3,683.4
Net assets	706.4	(6.6)	699.8	16.6	716.4
EQUITY					
Capital and reserves attributable to the Company's equity holders					
Share capital	1.7		1.7		1.7
Other reserves	706.9		706.9	17.6	724.5
Retained earnings	(2.2)	(6.6)	(8.8)	(1.0)	(9.8)
Total equity	706.4	(6.6)	699.8	16.6	716.4

(1) Analysis of adjusting items and changes to accounting policies

Alea Group Holdings (Bermuda) Ltd
Notes to the IFRS financial information
Year ended 31 December 2004

Analysis of adjustments to the Balance Sheet as at 31 December 2004

	(i)	(ii)	(iv)	(v)	(vi)	
	IFRS 2 Share based Payments $m	IFRS 4 Insurance Contracts $m	IAS 10 Events after the Balance sheet date $m	IAS 21 The Effects of changes in Foreign Exchange Rates $m	IAS 32 / 39 Financial Instruments $m	Total effect of transition to IFRS $m
ASSETS						

Property, plant and equipment						
Intangible assets including intangible insurance assets	0.1					0.1
Equity securities: -available for sale						
Debt securities: - available for sale				0.1		0.1
Loans and receivables including insurance receivables					31.9	31.9
Deferred income tax		(1.9)				(1.9)
Reinsurance contracts					218.0	218.0
Cash and cash equivalents						
Total assets	0.1	(1.9)		0.1	249.9	248.2
LIABILITIES						
Insurance contracts		(6.2)			218.0	211.8
Borrowings						
Derivative financial instruments				0.1		0.1
Provisions for other liabilities and charges						
Trade and other payables			(12.2)		31.9	19.7
Deferred income tax						
Current income tax liabilities						
Total liabilities		(6.2)	(12.2)	0.1	249.9	231.6
Net assets	0.1	4.3	12.2	0.0	0.0	16.6

EQUITY
Capital and reserves attributable to the Company's equity holders

Share capital

Other reserves	0.7	4.3		0.1	12.5	17.6
Retained earnings	(0.6)		12.2	(0.1)	(12.5)	(1.0)
Total equity	0.1	4.3	12.2	0.0	0.0	16.6

Alea Group Holdings (Bermuda) Ltd
Notes to the IFRS financial information
Year ended 31 December 2004

Notes to the reconciliation of the Income Statement for the year ended 31 December 2004 and Balance Sheets as at 1 January 2004 and 31 December 2004

Introduction

Alea Group Holdings (Bermuda) Ltd ('Alea' or 'the Group') has previously prepared its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP). From 2005 onwards the Group has elected to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) to ensure comparability with other companies listed on a Share Exchange in the European Union (EU) who have to report under IFRS. Throughout this document the term IFRS is used to refer to both the Standards issued by the International Accounting Standards Board (IASB) and the Standards approved by the IASB but issued by its predecessor, the International Accounting Standards Committee which are referenced as International Accounting Standards (IAS).

This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, Alea's first IFRS results will be its interim results for the half year ended 30 June 2005. The Group's first Annual Report under IFRS will be for the year ending 31 December 2005. The date for transition to IFRS is 1 January 2004, being the start of the period for which comparative financial information will be required in the first Annual Report prepared under IFRS.

Basis of preparation

The consolidated opening and closing IFRS balance sheet and the consolidated income statement for 2004 of Alea have been prepared in accordance with IFRS and their interpretations adopted by the IASB as at 31 December 2004 which are the standards expected to be in place at 31 December 2005. The IFRS financial information set out in pages 2 and 3 establishes the comparative financial information to be included in Alea's first set of IFRS financial statements for the year ending 31 December 2005. A cash flow statement has not been presented as there is no effect on the cash flows upon conversion to IFRS from UK GAAP. Because those statements will be Alea's first published consolidated financial statements prepared in accordance with IFRS, IFRS 1 "First Time Adoption of IFRS" has been applied.

The areas where Alea's accounting policies have been impacted, and the disclosure required by IFRS 1 concerning the transition from UK GAAP to IFRS, is given below. The other accounting policies as set out in the 2004 Consolidated Financial Statements prepared under UK GAAP have not been impacted by IFRS unless explicitly stated below.

These financial statements have been prepared on the basis of IFRS expected to be in force at 31 December 2005. Due to the continuing work of the IASB and possible enhancements to the interpretative guidance, Alea's accounting policies and consequently the information presented may change prior to the publication

of the financial statements for the year ending 31 December 2005.

First time adoption of IFRS

Alea is required to determine its IFRS accounting polices and apply them retrospectively to establish its opening balance sheet under IFRS. However, IFRS 1 allows a number of exemptions on adoption of IFRS for the first time. The date of transition to IFRS for Alea is 1 January 2004, as required by IFRS. Alea has not taken advantage of the exemption from the requirement to restate comparative information in the first year of adoption of IFRS for IAS 32, 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts'.

The Group has taken advantage of the following exemptions as permitted by IFRS 1:

Business combinations

For business combinations before 1 January 2004 the Group has elected not to apply the provisions of IFRS 3, 'Business Combinations' retrospectively. Accordingly no adjustments have been made for historic business combinations.

Cumulative translation differences

Cumulative translation differences of foreign operations have not been restated on an IFRS basis. These are deemed to be zero at the date of transition.

Share-based payment plans

The provisions of IFRS 2 have not been applied to options and awards granted on or before 7 November 2002 and those granted after 7 November 2002 which had not vested by 1 January 2005.

(1) Analysis of adjusting items and changes to accounting policies

The UK GAAP financial information has been presented in a format consistent with IFRS. Under IFRS the Income Statement is no longer split between technical and non-technical items.

As a result of the completion of additional procedures relating to the transition to IFRS, Alea has reconsidered the appropriateness of capitalising certain start-up expenses in a subsidiary company. Alea considers that these expenses should not have been capitalised and an adjustment of negative $6.6 million has been made relating to this. As the capitalised expense was recognised in the year ended 31 December 2001, an adjustment has been made to opening equity.

The overall effect of IFRS is to increase equity at 31 December 2004 by $16.6 million net of $6.6 million in respect of the UK GAAP adjustment and decrease the 2004 loss after tax by $1.4 million from that reported under UK GAAP.

(i) IFRS 2 Share based payments

Alea has applied IFRS 2 to grants of shares, share options and other equity instruments that were granted after 7 November 2002 and had not yet vested at 1 January 2005 in accordance with the transitional provisions of the standard.

In accordance with IFRS 2, Alea has recognised a charge to income representing the fair value of outstanding employee share options granted to its senior employees calculated using a Binomial option valuation model which also

approximates to the valuations produced under a Black-Scholes options valuation model. This amount is charged to income over the relevant service period of the employees, adjusted to reflect actual and expected levels of vesting.

The effect of IFRS 2 is to increase the 2004 loss after tax by $0.6 million.

(ii) IFRS 4 Insurance contracts

As International Financial Reporting Standards are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies in respect of the underwriting business have continued to be selected with primary consideration to the recommendations of the United Kingdom's Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers and revised in November 2003 (the "ABI SORP") and the annual basis of accounting has been applied to all classes of business.

IFRS 4 defines risk transfer in relation to insurance so that a financial instrument that demonstrates the transfer of significant insurance risk does not fall to be accounted as a financial instrument under the scope of IAS 32 and IAS 39. Under IAS 8, in the absence of a specific IFRS, Alea is permitted to continue with its existing GAAP and as a consequence the accounting policies in relation to insurance contracts remain as under UK GAAP.

However, IFRS 4 does prohibit the recognition as a liability of provisions for future claims that are not in existence at the reporting date such as the Claims Equalisation Reserve established by Alea's UK operating company in accordance with UK Company Law, but considers such segregated amounts to be appropriately classified as a restricted reserve within equity.

The effect of IFRS 4 and the associated deferred tax charge is to decrease liabilities by $6.2 million and increase net assets by $4.3 million.

(iii) IAS1 Presentation of financial statements

Under IAS 1, Alea has determined that certain expenses, such as underwriting staff costs, are more appropriately disclosed as expenses in connection with the acquisition of insurance contracts. Under UK GAAP these expenses were disclosed as "administration expenses". This does not change the accounting policy in respect of the recognition of underwriting costs.

The effect of IAS 1 is to decrease administration expenses by $40.3 million and increase acquisition costs by $40.3 million. Overall expenses are unchanged.

(iv) IAS 10 Events after the balance sheet date

Under IAS 10, if an entity declares a dividend to holders of equity after the balance sheet date (as was the case with Alea's 2004 year end final dividend), the entity shall not recognise the dividend as a liability at the balance sheet date. As required under IAS 32, distributions to holders of equity shall be debited directly to equity, and not through the Income Statement.

The effect of IAS 10 is to increase net assets by $12.2 million. The final dividend of $12.2 million becomes a charge against equity in 2005, being the accounting period in which it was declared.

(v) IAS 21 *The effects of changes in foreign exchange rates*

IAS 21 requires an entity with foreign operations to determine its functional

currencies in a prescribed manner. Alea has applied this approach in its determination of functional currency at the transition date and determined that revisions should be made to the functional currencies of its UK and European operations to reflect the current primary economic environments of those entities.

The change in identification of functional currency alters the allocation of exchange differences between transactional (affecting Income Statement) and translational (affecting Equity) exchange differences by $0.1 million but does not affect net assets. Alea continues to minimise its exposure to changes in exchange rates by matching assets and liabilities by currency.

In accordance with IFRS 1, the Group has elected that the cumulative translation exchange differences of foreign operations at the transition date are deemed to be zero.

(vi) IAS 32 / 39 Financial instruments

IAS 32 and IAS 39 define 4 categories of financial Instrument which have different treatments of gains and losses. This requires Alea to determine the category of its financial instruments at the time of initial recognition. These categories of financial instrument are:

- At fair value through profit and loss
- Held to maturity investments
- Loans and receivables
- Available for sale financial assets

Alea has determined that it has no investments that are "held to maturity". Where assets have been determined as "available for sale", the changes in fair value of the securities, except for impairment losses and relevant foreign exchange gains and losses, are recorded in a separate reserve within equity. Debt securities are initially recorded at their fair value which represents the initial amortised cost, with the amortisation between initial fair value and the maturity amount, reflecting the effective yield adjustment, being credited or charged to the Income Statement. Consequently, Alea has changed its accounting policy so that:

- in respect of investment income from available-for-sale investments, interest income is recognised using the effective interest method.
- changes in fair value of available-for-sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the Income Statement, go direct to equity until such time that the available-for-sale investment is derecognised. Gains and losses on derecognition are recognised through the Income Statement.

Other financial instruments are categorised as at fair value through profit and loss, or as loans and receivables.

Derivative financial instruments held by Alea are restricted to forward exchange contracts. These are designated as held for trading unless they qualify as an effective hedge under the prescribed requirements of IAS 39. Forward exchange contracts have only been entered into for economic hedge reasons regardless of whether they meet the requirements of IAS 39 itself for hedge accounting. During 2004, a credit of $0.1 million has been made to the loss after tax under IFRS in respect of these forward exchange contracts, which had previously been shown in the Statement of Total Recognised Gains and Losses under UK GAAP.

In addition there are changes in the method of identifying offset between assets and liabilities, and their recognition and de-recognition under these standards

compared to UK GAAP. In particular, the assets and liabilities in connection with structured settlements through the now closed Canadian branch of the Group have been brought onto the Balance sheet. There is no change to net assets or loss after tax as a consequence of these offset adjustments.

The effect of IAS 32 / 39 is to decrease investment income by $7.8 million, increase realised gains by $9.9 million and decrease the loss after tax by $2.6 million. Net assets are unchanged overall.

Combined ratio

The combined ratio is the sum of the expense ratio and the loss ratio.

For the expense ratio, the acquisition costs and other operating expenses less fee income are divided by the net insurance premium revenue, known as net premiums earned under UK GAAP. Under the UK GAAP presentation, other technical charges, which includes interest charged on funds withheld, were shown alongside net operating expenses and formed part of the expense ratio. Under IFRS, these charges are shown within net insurance claims and now form part of the loss ratio.

For the loss ratio, the net insurance claims are divided by the net insurance premium revenue.

The effect is to reduce the expense ratio by 1.4 points and to increase the loss ratio by the same amount leaving the combined ratio unchanged overall.

Reconciliation of IFRS reserve movements

	Previously reported under UK GAAP as adjusted(1)	Total effect of transition to IFRS	Restated under IFRS
Equity at at 1 January 2004	718.8	4.5	723.3
Share issues	0.1		0.1
Capital raising expenses	(0.3)		(0.3)
Share purchase and cancellation	(1.7)		(1.7)
Share based payments	0.1	0.6	0.7
Exchange differences on translation of foreign operations	5.9	1.7	7.6
Net change in available-for-sale investments		(3.8)	(3.8)
Loss for the year after income tax	(5.7)	1.4	(4.3)
Dividends	(17.4)	12.2	(5.2)
Equity as at 31 December 2004	699.8	16.6	716.4

(1) Analysis of adjusting items and changes to accounting policies

Alea Group Holdings (Bermuda) Ltd
Opening IFRS Consolidated Balance Sheet
As at 1 January 2004

Reconciliation of Balance Sheet as at 1 January 2004

Previously reported under UK	Adjustment to UK	Adjusted UK	Total effect of transition	Restated under

	GAAP $m	GAAP(1) $m	GAAP $m	to IFRS $m	IFRS $m
ASSETS					
Property, plant and equipment	12.2		12.2		12.2
Intangible assets including intangible insurance assets	163.2		163.2		163.2
Equity securities:					
- available for sale	0.8		0.8		0.8
Debt securities:					
- available for sale	1,466.1		1,466.1		1,466.1
Loans and receivables including insurance receivables	790.9	(6.6)	784.3	45.5	829.8
Deferred income tax	34.0		34.0	(1.9)	32.1
Reinsurance contracts	850.2		850.2	245.5	1,095.7
Cash and cash equivalents	159.7		159.7		159.7
Total assets	3,477.1	(6.6)	3,470.5	289.1	3,759.6
LIABILITIES					
Insurance contracts	2,091.9		2,091.9	239.1	2,331.0
Borrowings	178.4		178.4		178.4
Provisions for other liabilities and charges	37.8		37.8		37.8
Trade and other payables	440.4		440.4	45.5	485.9
Current income tax liabilities	3.2		3.2		3.2
Total liabilities	2,751.7		2,751.7	284.6	3,036.3
Net assets	725.4	(6.6)	718.8	4.5	723.3
EQUITY					
Capital and reserves attributable to the Company's equity holders					
Share capital	1.7		1.7		1.7
Other reserves	708.7		708.7	20.9	729.6
Retained earnings	15.0	(6.6)	8.4	(16.4)	(8.0)
Total equity	725.4	(6.6)	718.8	4.5	723.3

(1) Analysis of adjusting items and changes to accounting policies

Alea Group Holdings (Bermuda) Ltd

Notes to the Opening IFRS Consolidated Balance Sheet
As at 1 January 2004

Analysis of adjustments to the Balance Sheet as at 1 January 2004

	(i)	(ii)	(vi)	
	IFRS 2 Share based Payments $m	IFRS 4 Insurance Contracts $m	IAS 32 / 39 Financial Instruments $m	Total effect of transition to IFRS $m
ASSETS				
Property, plant and equipment				
Intangible assets including intangible insurance assets				
Equity securities:				
- available for sale				
Debt securities:				
- available for sale				
Loans and receivables including insurance receivables			45.5	45.5
Deferred income tax		(1.9)		(1.9)
Reinsurance contracts			245.5	245.5
Cash and cash equivalents				
Total assets		(1.9)	291.0	289.1
LIABILITIES				
Insurance contracts		(6.4)	245.5	239.1
Borrowings				
Provisions for other liabilities and charges				
Trade and other payables			45.5	45.5
Current income tax liabilities				
Total liabilities		(6.4)	291.0	284.6
Net assets		4.5	0.0	4.5

EQUITY
Capital and reserves attributable to the Company's equity holders

Share capital				
Other reserves	0.1	4.5	16.3	20.9
Retained earnings	(0.1)		(16.3)	(16.4)
Total equity	0.0	4.5	0.0	4.5

Alea Group Holdings (Bermuda) Ltd
Independent Auditors' Report
Year ended 31 December 2004

Special Purpose Audit Report of Deloitte & Touche LLP to the Board of Directors of Alea Group Holdings (Bermuda) Ltd ('the Group') on its International Financial Reporting Standards (IFRS) Financial Information

We have audited the accompanying consolidated IFRS balance sheet of Alea Group Holdings (Bermuda) Ltd ('the Group') as at 31 December 2004 and the related consolidated IFRS income statement for the year then ended and the related notes (hereinafter referred to as 'the IFRS financial information') set out on pages 2 to 12.

Respective responsibilities of directors and auditors

The directors of the Group are responsible for the preparation of the IFRS financial information which has been prepared as part of the Group's conversion to IFRS.

Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation set out on page 8 to the IFRS financial information.

This report is made solely to the Board of Directors, in accordance with our engagement letter dated 6 July 2005 and solely for the purpose of assisting with the transition to IFRS. Our audit work has been undertaken so that we might state to the Group's Board of Directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the Group for our audit work, for our report, or for the opinions we have formed.

We read the other information accompanying the IFRS financial information and consider whether it is consistent with the IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and

explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that page 8, which sets out the basis of preparation of the IFRS financial information, explains why there is a possibility that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first set of statutory financial statements prepared on an IFRS basis for the year ending 31 December 2005. This is because Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee and further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on or after 1 January 2005.

Additionally, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve.

At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ending 31 December 2005 may be subject to change.

Moreover, we draw attention to the fact that, under IFRS's, only a complete set of financial statements comprising a balance sheet, income statement, statement of recognised income and expense, and cash flow statements, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion the accompanying IFRS financial information for the year ended 31 December 2004 has been prepared, in all material respects, in accordance with the basis set out on page 8, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Group about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of financial statements of the Group on an IFRS basis for the year to 31 December 2005.

Deloitte & Touche LLP
Chartered Accountants
London
7 July 2005

END

Close

INFORMATION REQUIRED TO BE MADE PUBLIC ON AN ON-GOING BASIS

The following is a list which the Company agrees pursuant to Rule 12g3-2(b)(1)(ii) under the Exchange Act to furnish to the SEC on an on-going basis promptly after such information is made or required to be made public. If the information that the Company makes or is required to be made public, files or distributes shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

The following information is required to be (i) made public pursuant to the laws of Bermuda; (ii) filed with the UKLA or the LSE (and is made public thereby); or (iii) distributed to holders of the Company's securities.

References to a Regulatory Information Service refer to the definition in the UKLA Listing Rules. The definition comprises any of the following company news services:

- Business Wire Regulatory Disclosure provided by Business Wire;
- Newslink Financial provided by Newslink;
- PimsWire provided by Pims;
- PR Newswire Disclosure provided by PR Newswire; and
- RNS provided by the London Stock Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
1. Memorandum of Association.	Filed with the Bermuda Registrar of Companies ("Registrar of Companies") on incorporation.	Bermuda Companies Act 1981 ("Companies Act 1981").
2. Amendments to Memorandum of Association.	To the Registrar of Companies: (i) within 30 days if no application is made to the Court within 21 days of the passing of the resolution approving the amendment; or (ii) within 21 days of the passing of the resolution with affidavit sworn by at least two directors stating that the Company does not know of any person who could make an application to the Court.	Companies Act 1981.
3. Memorandum of Association and Bye-laws (including alterations to Memorandum or Bye-laws).	To shareholders on request.	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
4. Directors' Report, Auditors' Report and Annual Accounts.	To a Regulatory Information Service, within 6 months of the Company's fiscal year end. Financial statements, or optionally when the shares of a Company are listed on an appointed exchange, summarized financial statements and auditors' report must be provided to persons entitled to receive notice of general meetings, not less than 5 days before the date of the meeting at which those documents will be considered. A copy of the summarized financial statements must be available at the Company's registered office. Distribution of financial statements and audit report can be waived if all shareholders and directors agree.	UKLA Listing Rules. Companies Act 1981.
5. Preliminary Announcement of Results and Dividends for the Company's fiscal year-end.	Notification to a Regulatory Information Service immediately after Board of Directors approval and no later than 7:30 am on the business day after board approval; in the case of preliminary statement of results within 120 days of end of period to which the statement relates.	UKLA Listing Rules.
6. Half Yearly Report.	To a Regulatory Information Service without delay, no later than 7:30 am on the business day after Board of Directors approval and within 90 days of the end of the period to which the statement relates and also either to shareholders or by way of advertisement in a national newspaper within 90 days of the end of the period to which the statement relates.	UKLA Listing Rules.
7. Notices of general meetings and proxy forms.	To shareholders entitled to attend and vote. Notices of meetings must be sent to shareholders 5 days in advance of the meeting.	UKLA Listing Rules. Companies Act 1981.
8. Notices and circulars giving information on the allocation and	To the shareholders.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
payment of dividends and interest; the issue of new securities, including arrangements for the allotment, subscription, renunciation, conversion or exchange of the securities; and the redemption or repayment of the securities.		
9. All resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting.	To the UKLA and a Regulatory Information Service without delay after the relevant meeting.	UKLA Listing Rules.
10. Alteration of authorized share capital (or share premium).	A memorandum of increase must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of any increase in the authorized share capital. A notice of reduction must be published in an appointed newspaper not more than 30 days and not less than 15 days before the effective date of any reduction in the share capital. Such notice, and other prescribed documents, must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of reduction. A memorandum must be filed with the Registrar of Companies within 30 days of any change in the currency denomination of the share capital or a cancellation of unissued shares.	Companies Act 1981.
11. Board resolution allotting securities or authorizing the issue of securities to be admitted to trading on the LSE; or If the resolution is not available, written confirmation from the Company that the securities have been allotted.	To the LSE no later than 12:00 at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading. To the LSE no later than 7:30 am on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards.
12. Notice of change to the board, including the appointment, removal, retirement or resignation of a director or any change to any important	To a Regulatory Information Service without delay and no later than the end of the business day after the decision or receipt of notice about the	UKLA Listing Rules.

Type of Information or Report	**Required Date of Release**	**Source of Requirement**
functions or executive responsibilities of a director.	change by the Company. Register of Directors and Officers (contains only Chairman and Deputy Chairman and Secretary) must be made available for public inspection at the Company's registered office and changes to the register must be made within 14 days of the date of such change.	 Companies Act 1981.
13. Notification of relevant details of any new director of the Company, including details of all directorships held by such director in any other publicly quoted company at any time in the previous five years, unless such details have already been disclosed in listing particulars or other circular published by the Company.	To a Regulatory Information Service in the notice of any change to the board or within 14 days of the appointment of the relevant director becoming effective.	UKLA Listing Rules.
14. Notice of change of registered office.	To the Registrar of Companies on occurrence. Change effective upon notice being registered by the Registrar of Companies.	Companies Act 1981.
15. Change in the Company's name.	To a Regulatory Information Service without delay after the change takes effect, stating the date on which it has taken effect and, upon receipt of the revised certificate of incorporation on change of name, inform the FSA in writing, enclosing a copy of that document. Notice of change of name must be provided to shareholders to convene a special general meeting to approve the name change and a certified copy of the resolution approving the name change must be filed with the Registrar of Companies.	UKLA Listing Rules. Companies Act 1981.
16. Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted), a copy of a prospectus must be filed with the Registrar of Companies, at or prior to the time of the prospectus or as soon as reasonably practicable thereafter.	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	If there is a continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	
17. Notice of change of location of Register of Members.	To the Registrar of Companies. Change is effective after giving written notice to the Registrar.	Companies Act 1981.
18. Register of Members.	Must be made available for public inspection at the Company's registered office.	Companies Act 1981.
19. Closure of the Register of Members of the Company.	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year).	Companies Act 1981.
20. Notification of change of accounting reference date.	To a Regulatory Information Service without delay.	UKLA Listing Rules.
21. General disclosures: Any inside information which directly concerns the issuer, which is information that would be likely to be used by a reasonable investor as part of the basis of his investment decisions and would therefore be likely to have a significant effect on the price of the issuer's financial instruments (the "reasonable investor test"). In determining whether information would be likely to have a significant effect on the price of financial instruments, an issuer should be mindful that there is no figure (percentage or otherwise) that can be set for any issuer when determining what constitutes "a significant effect on the price of the financial instruments" as this will vary from issuer to issuer.	To a Regulatory Information Service without delay.	UKLA Disclosure Rules.
22. General disclosure: any speech or announcement made to a shareholders' meeting containing information which may lead to a substantial movement in the	To the Regulatory Information Service prior to or at the same time as the announcement.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
Company's share price.		
23. Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified.	To the LSE in advance of such action (no later than 9:00 on the day before the proposed announcement).	LSE Admission and Disclosure Standards.
24. All circulars, notices, reports, announcements or other documents issued by the Company.	To the UKLA at the same time as they are issued and to Regulatory Information Service without delay.	UKLA Listing Rules.
25. Decisions of the board of directors of the Company on dividends, profits and other matters that require announcement.	To a Regulatory Information Service without delay and not later than 7:30 am on the next following business day.	UKLA Listing Rules.
26. Any proposed alteration to capital structure, including listed debt securities, save that an announcement of a new issue may be delayed whilst a marketing or an underwriting is in the process.	To a Regulatory Information Service without delay (except during marketing or underwriting).	UKLA Listing Rules.
27. Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UKLA may have agreed.	To the UKLA without delay.	UKLA Listing Rules.
28. Any change in the rights attaching to any class of listed securities or any shares into which listed securities are	To the UKLA without delay.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
convertible.		
29. Any drawing or redemption of listed securities, other than purchases to meet sinking fund requirements for the current year. Prior to any drawing, the amount and date of the drawing, and in the case of registered security, the date of entitlement. After any drawing has been made, details of the amount of security outstanding.	To a Regulatory Information Service without delay.	UKLA Listing Rules.
30. Basis of allotment of securities offered to public for cash and of open offers to shareholders.	To a Regulatory Information Service without delay.	UKLA Listing Rules.
31. Any extension of time granted for the currency of temporary documents of title.	To a Regulatory Information Service without delay.	UKLA Listing Rules.
32. The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities.	To a Regulatory Information Service without delay.	UKLA Listing Rules.
33. The results of any new issue of listed securities other than specialist securities or of a public offering of existing securities.	To the Registrar of Companies within one month and to a Regulatory Information Service as soon as result is known (except where shares are subject to an underwriting arrangement).	UKLA Listing Rules.
34. Details of transactions required to be disclosed pursuant to the Chapters 10 (Transactions) and 11 (Transactions with related parties) of UKLA Listing Rules.	To a Regulatory Information Service without delay after terms are agreed.	UKLA Listing Rules.
35. Circulars and notices of meetings in connection with transactions pursuant to Chapters 10 (Transactions) or 11 (Transactions with related parties) of the Listing Rules of the UKLA.	To shareholders and the UKLA at the time of the issue. Rules.	UKLA Listing
36. Listing particulars or prospectus and supporting documentation in respect of admission of securities	To the UKLA at least 10 clear business dates prior to the intended	Financial Services and Markets Act 2000; UKLA Prospectus

Type of Information or Report	Required Date of Release	Source of Requirement
to the Official List of the UKLA.	publication date. To the LSE by no later than 12:00 at least two business days prior to the date on which the Company is requesting the LSA to consider the application for listing to trading.	Rules. LSE Admission and Disclosure Standards.
37. Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted); a copy of a prospectus must be filed with the Registrar of Companies. If there is continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	Companies Act 1981.
38. Notification of major interest in shares: Notification of information equivalent to that required to be disclosed by a Company that is subject to the UK Companies Act 1985 sections 198-208 (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) 3 percent of the issued share capital or more), and in accordance with UK Companies Act 1985 section 212 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the preceding 3 years).	To a Regulatory Information Service without delay (by the end of the business day following the receipt of the information by the Company).	UKLA Listing Rules.
39. Notification of interests of a Person Discharging Managerial Responsibility ("PDMR") in financial instruments: Notification of information equivalent to that required to be disclosed by a Company that is subject to the UK Companies Act 1985 in accordance with the UK Companies Act 1985 section	To a Regulatory Information Service without delay following the Company becoming aware of the relevant information.	UKLA Disclosure Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
324 (duty of director to disclose shareholdings in own company) to section 328 (extension of section 324 to spouses and children) of the Companies Act 1981. Plus information relating to any interest of a connected person of a PDMR, which if the person were a PDMR, would be required to be disclosed by him to the Company as above.		
40. Details of the grant to, or acceptance by, a director or a person connected with a director of any option relating to the securities of the Company or of any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any securities in the Company which are or will be listed or any interest whatsoever in such securities.	To a Regulatory Information Service without delay (by the end of the business day following receipt by the Company of the information).	UKLA Listing Rules.
41. Details of the acquisition, disposal, exercise or discharge of, or any dealing with, any option, right or obligation by a director or a person connected with a director.	To a Regulatory Information Service without delay (by the end of the business day following receipt of the Company of the information).	UKLA Listing Rules.
42. Proposal by Board of Directors to the Company to purchase its own shares.	To a Regulatory Information Service without delay and circular to shareholders.	UKLA Listing Rules.
43. Purchase of own listed equity securities by or on behalf of the Company.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30am on the business day following the calendar day on which dealing occurred.	UKLA Listing Rules.
44. Notification of the decision of the Company to purchase its listed securities other than equity securities unless the purchases will consist of individual transactions in accordance with the terms of the issue of the securities, whether for sinking fund proposed or otherwise.	To a Regulatory Information Service.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
45. Purchase by or on behalf of the Company of its own listed securities other than equity shares when 10% of their initial nominal value is reached and each 5% in aggregate of the initial amount of that class acquired thereafter. Same for early redemption on cancellations.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30am on the business day following the calendar day on which the relevant threshold is reached or exceeded.	UKLA Listing Rules.
46. Information relating to any request to a recognized investment exchange (as such term is defined in the Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognized investment exchange that trading of any of its listed securities will be cancelled or suspended.	To the UKLA without delay.	UKLA Listing Rules.
47. Certain documents relating to winding-up of the Company.	Must be made available to the public with effect from the date as required in connection with the commencement of the winding-up. The documents required depends upon the type of winding-up: (i) Members' voluntary – notification to the Registrar; (ii) Creditors voluntary – advertise meetings, petitions available upon request and at the Registrar's office and winding-up order should be filed with the Registrar; and (iii) Court ordered – petition available upon request and at the Registrar's office, and winding-up order should be filed with the Registrar. Liquidators must advertise their appointment and advertise for claims.	Companies Act 1981.
48. General	Shareholders are also entitled to receive whatever documents are prescribed in the Bye-laws for distribution to shareholders, for example, notices of general meetings circulated with the period stipulated	Companies Act 1981

Type of Information or Report	Required Date of Release	Source of Requirement
	in the Bye-laws.	